Exhibit 12.1

	Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
	($-000-)
				Six Months Ended December 31, 2012
	Year Ended June 30,
	2010	2011	2012
Earnings:

Income (loss) before provision for income taxes	$(10,217)	$(5,900)	$14,102	$10,199
Add: Fixed charges:
Interest expense	15,974	20,293	12,743	5,855
Estimate of interest within rent expense (a)	1,791	1,864	2,400	1,407

	17,765	22,157	15,143	7,262

	$7,548	$16,257	$29,245	$17,461

Fixed Charges and Preferred Stock Dividends

Fixed charges:
Interest expense	$15,974	$20,293	$12,743	$5,855
Estimate of interest within rent expense (a)	1,791	1,864	2,400	1,407

	17,765	22,157	15,143	7,262

Preferred stock dividends	168	177	177	86
	$17,933	$22,334	$15,320	$7,348

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	0.4	0.7	1.9	2.4

(a) One-third of rent expense (approximating the portion that represents interest)